August 12, 2025

Peter G. Swenson
President, Chief Executive Officer and Chairman
Park Dental Partners, Inc.
2200 Country Road C West, Suite 2210
Roseville, MN 55113

       Re: Park Dental Partners, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 29, 2025
           CIK No. 0002069604
Dear Peter G. Swenson:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submission(s) on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 18, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 29, 2025
Cover Page

1. Please revise your cover page to disclose, as you do on page 106, that this registration statement registers the shares underlying the Underwriter's Warrants. Our Growth Strategy, page 8

2. We note your response to comment 8, including that, "[a]s it pertains to our future growth strategy, we have provided incremental disclosure to state that we are targeting the expansion around our core MSA today, as well as select national markets, which will be opportunistic based on acquisition opportunities," and that
 August 12, 2025
Page 2

       because you "are unable determine where future acquisition opportunities may arise, we are also unable to quantify or disclose the number of future MSAs that may be targeted." To provide context for investors regarding disclosure about your expansion plans in the near term, please revise your disclosure to clarify, as you do in your response, that you are unable to determine where future acquisition opportunities may arise. In addition, to the extent the timing of implementing your expansion plans is unknown, please disclose this in your filing.
2023 Reorganization, page 10

3. We note your response to comment 3 and your corporate organizational structure diagram provided on page 10. Please revise your diagram to include DDS Advisor
       LLC, and identify the person or entity that owns the equity in each depicted entity and the relevant ownership percentages, if material. If you do not believe this information is material, please tell us why in your response. In this regard, we note your disclosure that your structure includes DDS Advisor, LLC, which is composed of practicing dentists at your affiliated dental practices who also hold equity positions in Park
       Dental Partners, Inc.
Summary Consolidated Financial and Other Data, page 16

4. We note your response to comment 33. We note that you used an assumed effective tax rate of 28.7% for purposes of determining the pro forma adjustment to reflect
       2023 on a full year C corporation equivalent tax basis. Please confirm this represents the statutory rate in effect for this period; otherwise, please help us understand how you determined it was appropriate to use this rate.
5. We note your response to comment 15. Given that the pro forma financial information provided pursuant to Article 11 of Regulation S-X assumes that the transaction which is being given pro forma effect occurred at the beginning of the fiscal year, please tell us what consideration you gave to also reflecting the expense associated with the subsequent quarterly vesting of the grants at a rate of 6.25% during the first year.
Risk Factors
Our business is dependent on long-term arrangements . . ., page 21

6. We note your revised disclosure in response to comment 1, including your revised risk factor on page 21 disclosing that termination of an administrative resource agreement could result in a loss of your ability to consolidate revenues and that loss of an affiliated dental practice or breach of an administrative resource agreement could also result in regulatory issues. Please revise your risk factor disclosure to briefly describe the relevant regulatory issues. Please also revise your Prospectus Summary to briefly expand on the "material adverse effects on [y]our financial results" and potential "other negative consequences" that could arise from termination or breach of
       these long-term agreements, as you do in your revised risk factor on page 21.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

7.     We note your revised disclosure in response to comment 17 that "Park
Dental
       Partners, Inc. has a controlling financial interest in the affiliated dental groups
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Page 3

       operating under the administrative resources agreements which provide the DRO the right to receive a significant majority of profits generated by the affiliated dental practices." Please further revise your disclosure in this section to briefly disclose, or provide a cross-reference to more detailed disclosure elsewhere, that you have variable interests in the affiliated dental practices on the basis of your Administrative
       Resources Agreements, and the implications of these variable interests. We note your disclosure on page F-25. In addition, please revise your Basis of Presentation disclosure on page 3, the discussion of your operating structure in your Prospectus
       Summary, and your risk factors to note this VIE structure and describe the related risks.
Patient Retention Rate, page 48

8.     We note your response to comment 21, including that your definition of active
       patients is based on your policy, which is aligned with the American
Dental
       Association   s (ADA) clinical procedure codes that establish
comprehensive oral
       evaluations for patients who have been absent from active treatment for three or more years, that adult patients who have not been seen in your practices in 36 months are removed from your active patient list, and that you apply a shorter time period for pediatric patients in recognition of youth growth profiles. Please revise your filing to include the substance of your response as disclosure.
Critical Accounting Estimates
Accounts Receivable and Revenue Recognition, page 53

9. We note your response to comment 23. Please further expand your disclosures to address how you determined your estimated accounts receivable allowance and correspondingly were able to determine that your accounts receivable, net of allowance was appropriately stated as of December 31, 2024, in light of the issues noted with transitioning to a new dental practice management and billing system in
       2024.
Note 1. Nature of Business and Summary of Significant Accounting Policies, page F-7

10.    We note your response to comment 30. Please address the following:
           Please help us better understand how you determined that the restructuring represents a transaction between entities with a high degree of common ownership. In this regard we note that a high degree of common ownership
         generally exists when multiple shareholders hold similar ownership interests in multiple entities;
           You state that the restructuring resulted in an exchange of ownership interests between affiliated dental practices (i.e. PDG, TDS, and OSM) and Park Dental
         Partners, Inc. Please help us understand how the dental practices were affiliated before the transaction; and
           Please tell us what consideration you gave as to whether the restructuring could be viewed to be a roll-up or put-together transaction. Refer to ASC 805-10-55-3.
 August 12, 2025
Page 4
Note 16. Variable Interest Entities, page F-25

11. We note your response to comment 36. Please help us better understand how you determined that no value should be assigned to non-controlling interests by addressing the following:
           Please provide us with a summary of the rights and obligations that the non-
           controlling interests have in regard to the affiliated dental practices. Please specify if their rights to profits generated are based on relative ownership interests. If not, please specify the method used.
           Please address whether the noncontrolling interests are entitled to dividends and what rights the noncontrolling interests have in the event of a liquidation.
           Please tell us what agreement the rights and obligations of the noncontrolling interests are specified in, including if they are addressed in the Administrative
           Resources Agreements.

       Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Katherine Bagley at 202-551-
2545 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Industrial Applications and
                                                              Services
cc:   Philip T. Colton, Esq.